Exhibit No. 99.2
SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:
Mexico City, June 6, 2008:
On June 5, 2008, Mr. Maza resigned from his position as Chief Financial Officer of the Company effective as of that date. Mr. Guillermo Reyes Bustamante has assumed the duties and responsibilities of Chief Financial Officer until the Company designates a new Chief Financial Officer.